Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

Sep 20, 2005

05011394

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated Sep 20, 2005 [English translation].

dlw 9/22

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

To whom it may concern

September 20, 2005

Sumitomo Corporation
Motoyuki Oka, President and CEO
(Code No.8053 Tokyo Stock Exchange(TSE) 1st Section)
Contact: Mitsuru Iba, General Manager,
Corporate Communications Dept.
Tel, +81-3-5166-3089

Sumitomo Corporation Announces Acquisition of TBC Corporation

Sumitomo Corporation and its wholly - owned subsidiary Sumitomo Corporation of America entered into an agreement to acquire TBC Corporation, the largest independent marketers of automotive replacement tires in the U.S. and signed this agreement on September 18, 2005.

Attached:
Announcement release
"Acquisition of TBC Corporation, the leading independent marketer of automotive replacement tires in the U.S."

September 20, 2005
Sumitomo Corporation

Sumitomo Corporation and Sumitomo Corporation of America Jointly Acquire TBC Corporation

Sumitomo Corporation (Motoyuki Oka: President and CEO) and its wholly-owned subsidiary Sumitomo Corporation of America (Susumu Kato: President and CEO, New York) enter into an agreement to acquire TBC Corporation (Larry Day: President and CEO, Florida), one of the leading marketers of automotive replacement tires in the U.S. This acquisition agreement is made and entered into as of September 18, 2005, for a total purchase price of approximately Yen120 billion ($1.1 billion), and it is expected to close its acquisition by the end of the year.

TBC Corporation is the biggest tire wholesaler and retailer founded in 1956, and its shares are listed on the NASDAQ Stock Exchange. The company has annual sales of approximately US$2 billion and engages in the retail chain business with 1,175 direct management and franchise outlets throughout the U.S. as well as the wholesale business with warehousing facilities in 40 places within the U.S.

Sumitomo Corporation has been engaged in the tire wholesale business through Sumitomo Corporation of America and its controlled company Treadways Corporation under the Sumitomo brand and each private brand with an annual turnover of approximately ¥40 billion over the past 35 years. This acquisition aims to expand the tire business value chain into the retail field to make a drastic enhancement of sales and business bases and achieve an extensive improvement of profitability.

The U.S. auto market is the world's largest market, and every Japanese automaker places high importance on the U.S. auto market. The number of registered cars and light trucks in the U.S. amounts to 225 million, 3.2 times as large as in Japan. In addition, the U.S. replacement tire market is also a giant market with an annual sales volume of 240 million tires and annual sales value of US$25 billion, which represent approximately 3.7 times as much as in the Japanese market. The number of registered cars in the U.S. has been growing at an annual average of 2.2%, reflecting an increase

in the population and an increase in the length of the average vehicle age (from 8.5 years in 1995 to 9.8 years in 2004). Furthermore, the annual distance traveled per vehicle has increased from 17,100 km in 1994 to 19,200 km in 2003, and replacement tire demand has been growing at 2–3% per year. In these business environments, TBC Corporation has an annual sales volume of 23 million tires and a market share of 10% and is the biggest firm among independent tire sellers.

Most of independent tire specialty retail store in the U.S. remain small chain stores under family operations. Under such circumstances, industry-wide restructuring and consolidation is expected to accelerate in the near future.

Sumitomo Corporation plans to speed up tire sales business expansion through new outlets and the acquisition of businesses by leveraging its financial capability on the basis of TBC Corporation's existing sales infrastructure and aims to increase profitability in this business utilizing its procurement ability in the Asian market.

This acquisition is one of the largest investment deals Sumitomo Corporation has made in the past and is also one of the best deals studied at each business unit with a view to expanding its earnings base. Sumitomo Corporation will facilitate active management through the aggressive utilization of M&A and make every effort to achieve its target under the 'AG Plan' ("Achievement and Growth", Sumitomo Corporation's medium-terms management plan, which covers fiscal 2005 and 2006) from now on.

Inquiries:

Koji Aoyama/Mr.
Tire Department
Sumitomo Corporation
Phone: +81-3-5166-5928
E-mail: koji.aoyama@sumitomocorp.co.jp

Hideyuki Terajima/Mr.
Corporate Communications Department
Sumitomo Corporation
Phone: +81-3-5166-3100
E-mail: hideyuki.terajima@sumitomocorp.co.jp